333-7654

02050002

EXECUTED COPY

P.E. 6-1-02

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR AUGUST 1, 2002

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

endesa

Press Release

Investor Relations

ENDESA INAUGURATES THE SON REUS I COMBINED CYCLE POWER STATION

New York, July 30th, 2002. On the 29th of July 2002 Endesa (ELE) inaugurated the Son Reus I CCGT plant in Majorca. Endesa invested Euro 180 million in the construction of the Son Reus I plant, which will increase generation power in the Majorca-Menorca generation system by 225.8 MW. Total generating capacity will reach 1,204 MW, compared with foreseen peak demand during the summer of 850 MW. This gives a reserve margin of 354 MW, equivalent to a 41.6% increase in capacity for the Majorca-Menorca system.

Endesa's significant investments in the construction of this combined cycle plant, combined with those planned for distribution activities, aim to meet the sustained increase in demand seen in recent years in the Balearic Islands, of around 47.8% over the last five years. This increased funding will enable the company to meet future increases in demand, which have been estimated at between 6% and 8% per year.

Endesa Combined Cycle Power Stations

No Spanish company has more combined cycle power stations under construction than Endesa. In addition to the San Roque and Huelva plants which are due to come on line in the third quarter of 2004, a 400 MW capacity combined cycle station is about to be connected to the peninsular grid at Sant Adria de Besos (Barcelona), as well as a 400 MW plant in Tarragona which should commence operations in August 2003.

Similarly in the island systems, in addition to the Son Reus I combined cycle plant, the company has started construction of three new combined cycle plants, two in the Canary Islands - in Granadilla (Tenerife) and in Barranco de Tirajana (Gran Canaria) - and a plant in Baleares en Son Reus. The combined capacity of these plants totals 2,486 MW.

By means of this programme Endesa maintains an excellent balance in its generation system in Spain within the new technological context.

For additional information please contact Jacinto Pariente, North America Investor Relations Officer
Phone # 212 750 7200
jpariente@endesa.es

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: August 1, 2002

By: ______________________

Name: Jacinto Pariente

Title: Manager of North America Investor Relations